UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

DAVID S. HALL

c/o Stewart Landefeld

Perkins Coie LLP

1201 Third Avenue Suite 4900

Seattle, WA 98101-3099

(206) 359-8000

MARTA THOMA HALL

c/o Jaclyn Liu, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,951,541 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,770,524
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,951,541 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 59,770,524 Shares held directly by Mr. Hall and (ii) 39,181,017 Shares (consisting of outstanding Shares and Shares issuable pursuant to restricted stock units that vest within 60 days of the date hereof based on publicly available information, including the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 17, 2021 (“Proxy Statement”)) held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

(2)

Percentage calculated based on 189,685,456 Shares outstanding on May 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

1	NAME OF REPORTING PERSON MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,935,865 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,935,865 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Hall holds a voting proxy over all such Shares.
(2)

Percentage calculated based on 189,685,456 Shares outstanding on May 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to incorporate by reference the transactions set forth in Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

David Hall is the founder of the Issuer, and served as its Chief Executive Officer from the time of its founding up until 2020. Under Mr. Hall’s leadership, the Issuer was at the forefront of lidar technology invention and innovation, including selling lidar for automotive purposes. Mr. Hall reinvented the Velodyne Acoustics business and in 2016 officially created Velodyne Lidar Inc. He led the lidar company through high growth to total revenue of approximately $426 million between 2017 and 2019 and market share of 70% within the lidar market.

Mr. Hall, together with the other Reporting Persons, currently own the largest block of the Issuer’s common stock, comprised of 59,770,524 Shares owned by Mr. Hall and 5,935,865 Shares owned by Mrs. Hall. Mr. Hall also holds voting proxies for 39,181,017 Shares (which include the Shares held by Mrs. Hall and consist of outstanding Shares and Shares issuable pursuant to restricted stock units that vest within 60 days of the date hereof based on publicly available information, including the Issuer’s Proxy Statement). Combined, this represents 52.2% of the outstanding Shares. The Reporting Persons cannot, and will not, stand idly by and watch the Board squander the Issuer’s bright future with what the Reporting Persons believe is a lack of strategic focus and poor corporate governance.

Since the merger described in that certain Agreement and Plan of Merger, dated as of July 2, 2020 (the “Merger”), and amended on August 20, 2020, by and among the Issuer (formerly known as Graf Industrial Corp.), VL Merger Sub Inc. and Velodyne Lidar USA, Inc., the Reporting Persons have tried to work cooperatively with the other members of the Board and the management team to strive for the continued success of the Issuer. Unfortunately, their efforts continue to be disregarded by the current Board. The Reporting Persons have repeatedly expressed their grave concerns about the Issuer’s falling product sales, stagnation in innovation that has resulted in a lack of new product offerings to meet evolving market demand, overconcentration of limited company resources on executive compensation when focus on investment in research and development is necessary, departure of key R&D personnel, loss of market share to competitors, the serious risk of theft of the Issuer’s IP in China, and the Issuer’s overall poor financial performance. However, the Reporting Persons believe the Board has failed to adjust the Issuer’s business strategies or practice or otherwise address these concerns. Other lidar companies are thriving during COVID-19. For example, Luminar Technologies noted that its revenues for the first quarter of 2021 increased 37% over the first quarter of 2020, and Ouster reported a revenue increase of 187% over the first quarter of 2020.

The Issuer operates in an industry characterized by rapidly changing technology, short product life cycles, evolving industry standards, changes in customer needs, growing competition, and new product introductions. The Issuer’s future growth is dependent not only on the continued success of its existing products but also successful introduction of new products. As the Issuer has disclosed, the average selling price of existing lidar sensors will continue to decline by as much as 20% in 2021. Therefore, the Issuer’s ability to introduce new products that adapt to changing technology and anticipate future standards is critical to improve its prospects for growth. This is especially true as the lidar industry is ripe for consolidation. In order for the Issuer to maintain its competitive position and take advantage of consolidation opportunities, the Board should have a singular strategic focus. But rather than increasing R&D and focus on the addition of new research and development personnel to keep pace with innovation, under the leadership of the Board, the Issuer has instead increased general and administrative (“G&A”) expenses significantly. In fact, the Issuer’s G&A expenses increased by 59% for the three months ended March 31, 2021 from the comparable period of 2020. This is in the face of the Issuer’s 35% decline in product revenues for the comparable periods of March 31, 2020 to March 31, 2021.

The Issuer is at a critical juncture but unfortunately, the Reporting Persons do not believe the current Board has the expertise or a coherent strategic plan to confront the significant challenges faced by the Issuer. Most recently, the Board directed the Issuer to issue a proxy statement that the Reporting Persons believe does not accurately reflect the facts described therein and tries to mask the tremendous value destruction caused by the Board’s erratic actions. In particular, the proxy statement’s description of the Reporting Persons’ attempt to reform the corporate governance of the Issuer does not accurately reflect the fact that the substance of the five points raised by Reporting Persons were largely rejected.

Rather than focus on the failing business, the Board seems intent on finding every opportunity to attack the Reporting Persons. Sadly, the Reporting Persons believe the Issuer’s stock price is reflective of the Board’s erratic actions. The stock has declined over 50% since the Issuer took the highly unusual step on February 22, 2021 to publicly censure the Reporting Persons and remove them from their roles at the Issuer – Mr. Hall as Chairman and Mrs. Hall as Chief Marketing Officer. The investigation’s scope, methods and basis of its conclusions on which the censure was purportedly based have not yet been adequately disclosed, and the Reporting Persons doubt both the independence and fairness of the investigation and its conclusions.

The Reporting Persons believe the Issuer needs a refreshed management team and Board of ethical, respected professionals with public company experience and knowledge in high tech and high growth businesses. The nomination of Mr. Singer is consistent with that objective. The Reporting Persons believe that the Issuer will benefit from replacement of directors Michael Dee, Christopher Thomas and others. In the Reporting Persons’ view, Mr. Dee not only lacks relevant skillsets to serve on the Board, but is now deeply embroiled in litigation, not only at the Issuer, but also PureCycle Technologies, Inc., relating to his role as Chief Financial Officer following its merger with a SPAC with disastrous results. The Reporting Persons suspect that Mr. Thomas and the rest of the Board orchestrated the resignation of Mr. Graf and appointment of Mr. Thomas in order to place Mr. Thomas into a new class of directors whose term would not expire until 2022, because Mr. Thomas otherwise faced a possible contested election that could have resulted in him being voted off the Board by stockholders at the 2021 Annual Meeting. This manipulation of the Issuer’s governance structure to entrench a director for another year is the epitome of poor corporate governance and warrants his immediate resignation.

The Reporting Persons will continue diligently to do everything in their power to promote an effective business and governance strategy for the Issuer and reserve all rights to hold this Board accountable.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 189,685,456 Shares outstanding, as of May 5, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

A.	Mr. Hall

(a)

As of the date hereof, Mr. Hall beneficially owned 98,951,541 Shares, consisting of (i) 59,770,524 Shares held directly by Mr. Hall and (ii) 39,181,017 Shares (consisting of outstanding Shares and Shares issuable pursuant to restricted stock units that vest within 60 days of the date hereof based on publicly available information, including the Issuer’s Proxy Statement) held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

Percentage: Approximately 52.2%

(b)	1. Sole power to vote or direct vote: 98,951,541

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 59,770,524

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hall during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mrs. Hall

(a)

As of the date hereof, Mrs. Hall beneficially owned 5,935,865 Shares. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 5,935,865

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mrs. Hall during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Singer

(a)	As of the date hereof, Mr. Singer does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021

/s/ David S. Hall
DAVID S. HALL, individually and as attorney-in-fact for Eric Singer

/s/ Marta Thoma Hall
MARTA THOMA HALL

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)		Date of Purchase/Sale
DAVID S. HALL
Sale of Common Stock	38,623	9.21	(1)	05/13/2021
Sale of Common Stock	30,797	9.85	(2)	05/13/2021
MARTA THOMA HALL
Sale of Common Stock	119,097	10.31	(3)	05/13/2021
Sale of Common Stock	70,647	9.23	(4)	05/13/2021

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.110 to $9.305, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.510 to $10.275, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.71 to $10.665, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.97 to $9.61, inclusive.